SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                              Amendment No. 10

                 Under the Securities Exchange Act of 1934

                              TEJON RANCH CO.
                              ---------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
                  ---------------------------------------
                       (Title of Class of Securities)

                                879080 10 9
                             -----------------
                               (CUSIP Number)

                           Kathleen G. McGuinness
                              General Counsel
                          The Times Mirror Company
                            Times Mirror Square
                       Los Angeles, California  90053
                               (213) 237-3700
               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                           Jerome L. Coben, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5221

                                May 30, 1997
                   --------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following:            / /

Check the following box if a fee is being paid with this Statement:
/ /

CUSIP No. 879080 10 9                                          Schedule 13D
---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Times Mirror Company
     IRS Employer Identification No. 95-1298980
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)  /X/
                                             (b)  / /
---------------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
---------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e)

     Not applicable.                              / /
---------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
---------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      2,935,508
                                   :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :---------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       2,935,508
                                   :---------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
---------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,935,508
---------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
---------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           23.15%
---------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Times Mirror Foundation
     IRS Employer Identification No. 95-6079651
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)  /X/
                                             (b)  / /
---------------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
---------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e)

     Not applicable.                              / /
---------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
---------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :       1,050,000
                                   :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :        0
                                   :---------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       1,050,000
                                   :--------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
--------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,050,000

---------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
---------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.28%
---------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


          Items 4 and 5 of the statement on Schedule 13D are amended hereby as follows:

ITEM 4.   PURPOSE OF TRANSACTION

          Each of the Reporting Persons is currently reviewing its investment in the Company as part of its overall review of its minority investments and is considering a disposition of all or part of the shares of Common Stock owned by it. On May 30, 1997, Times Mirror contributed an aggregate of 750,000 shares of Common Stock to the Foundation. The Reporting Persons intend to make sales of shares of Common Stock in open market and/or private transactions from time to time and may dispose of their entire investment in the Company. In addition, Times Mirror may make additional contributions of shares of Common Stock it owns. Any determination by either of the Reporting Persons to make a sale of all or part of the shares of Common Stock beneficially owned by it will depend upon market conditions and other factors.

          Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Times Mirror beneficially owns 2,935,508 shares of Common Stock, which represent approximately 23.15% of the outstanding shares of Common Stock. This number of shares beneficially owned by Times Mirror does not include 1,050,000 shares of Common Stock owned by the Foundation, as to which shares Times Mirror disclaims beneficial ownership. The Foundation beneficially owns 1,050,000 shares of Common Stock, which represent approximately 8.28% of the outstanding shares of Common Stock.

          (b) Times Mirror has the sole power to vote or to direct the vote,and the sole power to dispose or direct the disposition, of 2,935,508 shares of Common Stock. The Foundation has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,050,000 shares of Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Information relating to The Times Mirror Company, its principal officers, directors and controlling persons.

Exhibit 99.2  Letter, dated May 30, 1997, from Times Mirror to the Foundation.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                              THE TIMES MIRROR COMPANY

                              By:  /s/ KATHLEEN G. McGUINNESS
                                  Name: Kathleen G. McGuinness
                                   Title: Vice President and General
                                             Counsel

                              THE TIMES MIRROR FOUNDATION

                              By: /s/ KATHLEEN G. McGUINNESS
                                  Name: Kathleen G. McGuiness
                                  Title: Secretary

Dated:    May 30, 1997